EXHIBIT 99.1

CHINA FINANCE ONLINE CO. LIMITED

REPORT OF THE DIRECTORS

The directors of China Finance Online Co. Limited, or the Company, present their report and the audited financial statements for the year ended December 31, 2014, or the Financial Statements, which can be accessed through the SEC website at http:///www.sec.gov or through the Company’s website at http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-reportsannual beginning April 27, 2015. The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

PRINCIPAL ACTIVITIES

The Company acts as an investment holding company and provides corporate management services. The activities of its principal subsidiaries including its variable interest entities ("VIEs") and its VIEs' subsidiaries are set out in note 1 to the Financial Statements.

RESULTS

The results of the Company and its subsidiaries including its variable interest entities ("VIEs") and its VIEs' subsidiaries for the year ended December 31, 2014 are set out in the consolidated statements of comprehensive income on page F-5 of the Financial Statements.

The directors do not recommend the payment of a dividend and propose that the profit for the year be retained.

PROPERTY AND EQUIPMENT

Details of the movements during the year in property and equipment of the Company and its subsidiaries including its variable interest entities ("VIEs") and its VIEs' subsidiaries are set out in note 12 to the Financial Statements.

SHARE CAPITAL

In 2014, the Company issued 1,272,300 shares to employees under the Company’s 2004 Stock Incentive Plan. In addition, the Company granted share options to purchase 4,890,000 ordinary shares pursuant to the 2014 Stock Incentive Plan during 2014.

Other than the foregoing, the Company did not issue any share capital for the year ended December 31, 2014.

DIRECTORS

The directors of the Company up to the date of this report were as follows:

As of the date of this report:
Mr. Zhiwei Zhao
Mr. Kheng Nam Lee
Mr. Neo Chee Beng
Mr. Jun Wang

As one of our former independent director Rongquan Leng resigned as a director of the Company on April 17, 2015, and pursuant to the powers of the continuing directors as set out in Article 100 of the Articles of Association, it has been proposed to 2015 annual general meeting the that Z. James Chen be appointed as a director (independent director) of the Company to fill the vacancy arising on the board of directors as a result of Rongquan Leng’s resignation. Z. James Chen’s appointment would restore the number of directors to five, being the minimum number prescribed by the Articles of Association of the Company.

We have a staggered board of directors, which means half the number of our directors (excluding our chief executive officer) shall retire from office by rotation at every annual general meeting. The directors to retire at each annual general meeting shall be those who have been longest in office since their last election. Any director appointed by the board of directors since the last annual general meeting shall hold office only until the next following annual general meeting and shall then be eligible for re-election but shall not be taken into account in determining the number of directors who are to retire by rotation. Our chief executive officer will at all times be a director, and will not retire as a director, so long as he remains as the chief executive officer. Our board of directors is currently comprised of four members. Excluding our chief executive officer, Mr. Kheng Nam Lee and Mr. Neo Chee Beng are required to retire by rotation at the 2015 annual general meeting. Both of them have expressed that they will not be willing to continue to act as a director of the Company after the 2015 annual general meeting. The board of directors proposes that each of Jian Wang and Yaowei Zhang be elected as a director of the Company to fill the vacancies that will arise on the Board as a result of Mr. Kheng Nam Lee’s and Mr. Neo Chee Beng’s retirement at the 2015 annual general meeting.

MANAGEMENT CONTRACTS

No substantial contracts concerning the management and administration of the Company were entered into or existed during 2014.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

As of the date of this report, the Company granted the directors options to purchase 8,950,240 ordinary shares of the Company pursuant to 2004 Stock Incentive Plan. Details of directors’ share options at the date of this report were as follows:

		Number of
Name of director	Capacity	underlying shares under 2004 Stock Incentive Plan
Zhiwei Zhao	Director	4,600,000
Kheng Nam Lee	Independent director	1,200,000
Neo Chee Beng*	Independent director	227,000
Jun Wang*	Director	2,900,240
		8,927,240

*Mr. Neo Chee Beng was granted options to purchase 50,000 shares of the Company under the 2004 Stock Incentive Plan prior to his appointment as a director of the Company, of which 23,000 shares were exercised before he was appointed as a director of the Company; and Mr. Jun Wang was granted options to purchase 1,050,000 shares of the Company under the 2004 Stock Incentive Plan prior to his appointment as a director of the Company.

As of the date of this report, the Company granted the directors restricted shares of an aggregate 200,000 ordinary shares pursuant to 2014 Stock Incentive Plan with the certificates evidencing the shares shall only be issued to the participant if and when the applicable restrictions on the restricted shares lapse in accordance with the terms of the agreement and the 2014 Plan and there was no share issued to the directors. Details of directors’ share options at the date of this report were as follows:

		Number of
Name of director	Capacity	underlying shares under 2014 Stock Incentive Plan
Kheng Nam Lee	Independent director	100,000
Neo Chee Beng	Independent director	100,000
		200,000

Particulars of the Company’s 2007 performance-based equity incentive plan are set out in note 18 to the Financial Statements.

Other than as disclosed above, at no time during 2014 was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

AUDITORS

A resolution will be proposed to the forthcoming Annual General Meeting of the Company to appoint BDO China Shu Lun Pan Certified Public Accountants LLP as auditors of the Company.

On behalf of the Board

/s/ Zhiwei Zhao

Zhiwei Zhao
CHAIRMAN
June 4, 2015